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AUSTI N, BEIJING, BERLIN, BOSTON,

BRUSSELS, DENVER, HONG KONG,

LONDON, LOS ANGELES, MIAMI,

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SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

VIA EDGAR

Christine Westbrook

Daniel Crawford

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited

Form 20-F for Fiscal Year Ended December 31, 2021

Filed April 28, 2022

File No. 001-12158

Dear Ms. Westbrook and Mr. Crawford:

On behalf of Sinopec Shanghai Petrochemical Company Limited (the “Company”), this letter responds to your letter, dated July 14, 2022 (the “Comment Letter”), regarding the above-referenced filing on Form 20-F (the “Annual Report”). Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 20-F for the fiscal year ended December 31, 2021

Item 3.C. Risk Factors, page 2

1.

Please reorganize your risk factors so that risks associated with being based in China are grouped together and disclosed prominently under a separate heading as the first set of risk factors under Item 3.C.

Response: The Company advises the Staff that it intends to reorganize the risk factors so that the risks associated with being based in China are grouped together and are disclosed as the first set of risk factors under the heading “Risks Related to Doing Business in China.”

1

2.

We note your response to comment 2 and reissue in part. Please revise to discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Please address each material risk under a separately-captioned risk factor. Revise your discussion acknowledging that any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted and foreign investments in China-based issuers could limit or hinder your ability to offer or continue to offer securities to investors to explicitly disclose that such action could cause the value of your securities to significantly decline or be worthless. Additionally, we note your statement here and under Item 4.B. that your ability to transfer money or other assets out of China has not been substantively affected by the Security Review Measures, other than “approvals and filing processes required under prevailing PRC laws and regulations.” Revise to describe the approval and filing processes to which you refer. Please also clarify your disclosure with reference to restrictions on foreign exchange transactions, as referenced on page 7, so that your disclosure does not imply that your ability to transfer money or other assets out of China is unrestricted. Please make corresponding revisions to your disclosure under Item 4.B.

Response: The Company advises the Staff that it intends to revise its risk factor disclosure as reflected in Exhibit A.

3.

We note your response to comment 3 and reissue in part. Please amend to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Revise to explicitly disclose that action by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could cause the value of your securities to significantly decline or be worthless.

Response: The Company advises the Staff that it intends to revise its risk factor disclosure as reflected in Exhibit A.

4.

We note your response to comment 4 and reissue. Revise to explicitly address how greater oversight by the Cyberspace Administration of China (CAC) impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. If you determined that you are not subject to the review of or do not require approval of the CAC, explain the basis for your belief. If you relied on the advice of counsel, revise to identify counsel. If you did not rely on advice of counsel, explain why you did not rely on advice of counsel.

Response: The Company advises the Staff that it intends to revise its risk factor disclosure as reflected in Exhibit A.

5.

We note your response to comment 5 and reissue in part. Please add risk factor disclosure highlighting the risks that your directors’ and officers’ residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions.

Response: The Company advises the Staff that it intends to revise its risk factor disclosure as reflected in Exhibit A.

Item 4.B. Business Overview, page 13

6.

We note your response to comment 7 and reissue in part. Revise to acknowledge that legal and operational risks associated with being based in China could cause the value of your securities to significantly decline or be worthless.

2

Response: The Company advises the Staff that it intends to revise the proposed disclosure presented in the Company’s prior response to comment 7 to include the following sentence at the end of the disclosure as reflected in Exhibit B:

The occurrence of any, some or all of the legal and operational risks described and discussed under the heading “Doing Business in China Risk Factors” under Item 3.C of this Annual Report could cause the value of our securities to significantly decline or lose their value.

7.

We note your response to comment 9 and reissue in part. Please revise to add the proposed disclosure to the “Business Overview” section under Item 4.B. Additionally, quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. We note your reference to filing pursuant to applicable foreign exchange control procedures and to restrictions on foreign exchange transactions under the capital account. Revise to describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders and to U.S. investors. For example, describe the filings and foreign exchange control procedures to which you refer.

Response: The Company advises the Staff that it intends to revise its disclosure as reflected in Exhibit B.

8.

We note your response to comment 10 and reissue in part. Please state affirmatively whether any permissions or approvals have been denied. Please revise to describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company advises the Staff that it intends to revise its disclosure as reflected in Exhibit B.

*     *     *     *

3

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1585 or SLesmes@mofo.com.

Sincerely,

/s/ Scott Lesmes
Name: Scott Lesmes

Cc:	Du Jun, Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

4

EXHIBIT A

Risks Related to Doing Business in China

The PRC government has significant authority to intervene or influence our operations at any time. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause our ADSs to significantly decline or loss in value.

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally, which could result in a material adverse change to our operations and the value of our securities.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from the PRC government and have not received any denial to list on a U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to issue securities, to maintain our listing or to list additional securities on a U.S. exchange in the future. Even if such permission is obtained, it is uncertain whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors in the United States and result in a material adverse change to our business operations, and damage our reputation, and therefore causing the value of our ADSs to significantly decline or lose their value.

Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our ADSs, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgments and shareholders’ rights.

We are a joint stock limited company incorporated in China, and our controlling shareholder is China Petroleum & Chemical Corporation (a.k.a., Sinopec Corp.), which is in turn controlled by China Petrochemical Corporation. The controlling shareholder of China Petrochemical Corporation is Sinopec Group Company, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China. Our management makes decisions with respect to our business strategies and operations in accordance with applicable laws and regulations, listing rules, and industrial policies based on procedures stipulated in our articles of association and other corporate governance documents and polices. All major corporate matters relating to our business operations are (i) submitted for the approval of our board of directors, which is required to review and approve certain operational matters, to convene general meetings of shareholders and to present certain matters to the shareholders for their approval, in each case in accordance with our articles of association, (ii) approved by resolutions adopted by our board of directors and/or shareholders, as appropriate, and (iii) carried out under the supervision of our board of supervisors. Because our business strategies are formulated, and our business operations are conducted, based on and pursuant to applicable laws and regulations and industrial policies, any changes thereto that bear on our business operations will likely have an impact on our business and our results of operations.

1

As an integrated petroleum and petrochemical company operating in China, our business operations may be directly affected by new laws and regulations covering our industries that are enacted by the PRC government or through the exercise of its supervisory power over our industries. The PRC government continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include setting periodically the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission.

In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reforming and improvement of the pricing mechanisms of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration of those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy-making, and we cannot assure you there will not be material adverse effects on our operations and profitability. The Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Version) currently in effect (the “Negative List”), while requiring enterprises incorporated in China and operating in industries that are subject to a foreign investment prohibition to obtain approval from relevant competent government authorities for their overseas securities offerings and listings, does not prohibit or impose restrictions on foreign investments in the petroleum and petrochemical industries. However, we cannot rule out the possibility that the PRC government may in the future amend and revise PRC laws and regulations in this area to advance new energy security policies.

In addition, the Measures for the Security Review of Foreign Investments (“Security Review Measures”), which were issued by the PRC government and came into effect on January 18, 2021, provide that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Security Review Measures also provide that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchases of our publicly-traded ADSs by foreign investors under those measures. Given that Sinopec Corp., our controlling shareholder, and its concert parties currently hold approximately 50.85% of our outstanding shares, we do not expect any foreign investor will be able to obtain control over us by investing in our publicly-traded H shares or ADSs.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi (if any) owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

2

Meanwhile, other than approvals and filing processes required under prevailing PRC laws and regulations, our ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties in the ordinary course of our business have not been substantively affected by the Security Review Measures. If the PRC government, in keeping with its national security policy, promulgates new laws and regulations in the future to regulate and restrict our ability to enter into cross-border transactions or obtain foreign investments, we may be required to make adjustments to our operating and financing plans, which may in turn affect our business operations and financial position, and have material impacts on the value of our ADSs. If, in the future, foreign investments in petroleum and/or petrochemical industries in China become prohibited or restricted, investors in our ADSs may need to seek exit for their investments in accordance with applicable laws and regulations, which may result in a significant decline in the price of our ADSs and materially and adversely affect the value of the investments made in our ADSs by foreign investors.

In addition, pursuant to the Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares promulgated in 1994, currently in effect, as a PRC company with equity securities listed in the PRC and the U.S., we are required to obtain the prior approval of the China Securities Regulatory Commission for any public offering of equity securities to foreign investors. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors outside China, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

In light of the dynamic nature of the Chinese economy and the continuing development of the PRC legal system, the PRC authorities may promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general. Certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process. However, we cannot assure you that the rules or policies finally adopted will not adversely affect our business operations. The new regulations and policies or the amendment of current ones may at times only afford a short period for transition or adjustment, and may influence the implementation of our established business plans and operation strategies. They may also subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely affect our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to environmental protection and carbon emissions, which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operational efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, there may be a material change in our operations and the value of our ADSs.

3

Specifically, the PRC government has recently taken various legislative initiatives in the area of data security and to address market monopoly concerns.

•

With respect to data security protection, the revised Measures for Cybersecurity Review (the “Measures”) took effect on February 15, 2022 and provide that critical information infrastructure operators, must evaluate potential risks that the deployment of any products and services will have on national security prior to the procurement of such products and services, and must apply for a cybersecurity review if such products and services affect or may affect national security. “Online platform operators” must apply for a cybersecurity review if any of their data processing activities affects or may affect national security. If an “online platform operator” that is in possession of personal data of more than one million users intends to list its securities on a foreign stock exchange, it must apply for a cybersecurity review. However, the Measures have not clarified if any follow-on offering of ADSs by us will be regulated as a “listing shares on a foreign stock exchange” or whether public companies already listed overseas would be subject to regular cybersecurity reviews.

•

With respect to anti-monopoly laws and regulations, the PRC Anti-monopoly Law prohibits monopolistic activities by market participants such as the entering into monopoly agreements, the abuse of dominant market position and anti-competitive activities that have or may have an effect of eliminate or reduce competition. In addition, the National Development and Reform Commission (the “NDRC”), the State Administration of Market Regulation (the “SAMR”) and the Cyberspace Administration of China (the “CAC”), among others, jointly issued the Several Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy (the “Platform Economy Opinions”), which embody legislative and regulatory anti-monopoly initiatives in relation to the “platform economy.” The Platform Economy Opinions focus on the following aspects of the platform economy: formulation and promulgation of regulations on the prohibition of unfair online anti-competitive activities; future issuance of detailed rules applicable to data processing activities conducted by online platform enterprises; the formulation of regulations on pricing; the investigation on monopoly and unfair competition activities; and the enforcement against monopolistic agreements, abuse of dominant market position and unlawful market concentration. During the reporting period of this annual report, we have not received from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities, any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters.

We do not believe the abovementioned rules currently have a material impact on our capacity to operate our business in the ordinary course, obtain foreign investment, or maintain our listing overseas, however that could change in the future.

4

Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

The PRC government has recently taken various legislative initiatives in the area of data security and to address market monopoly concerns. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022 and provide that (i) critical information infrastructures operators, or CIIOs, must evaluate potential risks that the deployment of any products and services will have on national security prior to the procurement of such products and services, and must apply for a cybersecurity review if such products and services affect or may affect national security, and “online platform operators” must apply for a cybersecurity review if any of their data processing activities affects or may affect national security, and (ii) if an “online platform operator” that is in possession of personal data of more than one million users intends to list its securities on a foreign stock exchange, it must apply for a cybersecurity review. However, the measures have not clarified if any follow-on offering of ADSs by us will be regulated as a “listing shares on a foreign stock exchange” or whether public companies already listed overseas would be subject to regular cybersecurity reviews. In addition, the NDRC, the SAMR and the CAC, among others, jointly issued the Platform Economy Opinions, which embodies legislative and regulatory anti-monopoly initiatives in relation to the “platform economy.” The Platform Economy Opinions focus on the following aspects of the platform economy: formulation and promulgation of regulations on the prohibition of unfair online anti-competitive activities; future issuance of detailed rules applicable to data processing activities conducted by online platform enterprises; the formulation of regulations on pricing; the investigation on monopoly and unfair competition activities; and the enforcement against monopolistic agreements, abuse of dominant market position and unlawful market concentration. During the reporting period of this annual report, we have not received from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities, any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters. We do not believe the abovementioned rules currently have a material impact on our capacity to operate our business in the ordinary course, obtain foreign investment, or maintain our listing overseas, they could in the future. To the extent any current regulation or policy promulgated by the CAC applies to us, we believe we are in full compliance. Up to now, we have not received any notices from the CAC, the Ministry of Public Security or its local counterparts that the company is a critical information infrastructures operator. Based on the advice of counsel provided by Beijing Haiwen Law Firm upon which we have relied, we do not believe that we are subject to the review of, nor require the approval of, the CAC at this time. We can provide no assurance, however, that the CAC will not take a different position, or other regulations and policies that may be issued in the future and their implementation may further require the company to comply with stricter compliance conditions, adjust the company’s business operation mode and business plan, or have a significant impact on our ability to accept foreign investment or maintain its listing in the United States or other overseas markets.

Interpretation and enforcement of Chinese laws and regulations is uncertain and may change quickly, which could result in a material and negative impact our business operation, decrease the value of our ordinary shares and limit the legal protections available to us.

The Chinese legal system is based on statutory law. Under this system, prior court decisions may be cited as persuasive authority, but do not have the binding effect of precedents. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. Because these laws, regulations and legal requirements are relatively new and prior court decisions have little precedential value, the interpretation and enforcement of these laws, regulations and legal requirements may change quickly and involve greater uncertainty than in other jurisdictions.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

5

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are conducted in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. See “— Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” for information about the PRC foreign exchange regulations. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant influence over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. Our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the Chinese government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China and the rate of China’s economic growth has slowed down. Meanwhile, the global pandemic of COVID-19 and geopolitical events since 2020 have affected the global and Chinese economies to varying degrees. Any continued slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi (if any) owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

6

Since 2016, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fail to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain judgments obtained against our directors and/or officers by our shareholders may not be enforceable.

We are a joint stock limited company incorporated under the laws of China. The majority of our directors and other members of management reside within China or Hong Kong. As a result, your ability to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise, or the procedures in relation thereto, may be subject to uncertainties. Even if you are successful in bringing an action of this kind, it may be difficult for you to enforce judgments against us or these individuals in U.S. courts.

In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest. These policies may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other jurisdictions.

7

EXHIBIT B

Item 4.B. Business Overview

Doing Business in China

As an integrated petroleum and petrochemical company operating in China, our business operations may be directly affected by new laws and regulations covering our industries that are enacted by the PRC government or the exercise of its supervisory power over our industries. The PRC government continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include periodically setting the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission. In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reform and improvement of pricing mechanisms of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy. We cannot assure you that these control mechanisms will not have a material adverse effect on our operations and profitability.

The Negative List, while requiring enterprises incorporated in China and operating in industries that are subject to foreign investment prohibition to obtain approval from relevant competent government authorities for their overseas securities offerings and listings, does not prohibit or impose restrictions on foreign investments in the petroleum and petrochemical industries. However, we cannot rule out the possibility that the PRC government may in the future amend and revise PRC laws and regulations in this area to advance new energy security policies. In addition, the Security Review Measures provide that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Security Review Measures also provides that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchase of our publicly-traded ADSs by foreign investors under said measures. Given that Sinopec Corp., our controlling shareholder, and its concert parties currently hold approximately 50.85% of our outstanding shares, we do not expect any foreign investor will be able to obtain control over us by investing in our publicly traded H shares or ADSs.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi (if any) owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

Meanwhile, other than approvals and filing processes required under prevailing PRC laws and regulations, our ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties in the ordinary course of our business has not been substantively affected by the Security Review Measures. If the PRC government, in keeping with its national security policy, promulgates new laws and regulations in the future to regulate and restrict our ability to enter into cross-border transactions or obtain foreign investments, we may be required to make adjustments to our operating and financing plans, which may in turn affect our business operations and financial position, and have material impacts on the value of our ADSs. If, in the future, foreign investments in petroleum and/or petrochemical industries in China become prohibited or restricted, investors in our ADSs may need to seek exit for their investments in accordance with applicable laws and regulations, which may result in a significant decline in the price of our ADSs and materially and adversely affect the value of the investments made by such foreign investors.

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene or influence our operations at any time, which could result in a material adverse change to our operations and the value of our securities.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from the PRC government and have not received any denial to list on a U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to maintain our current listing or list additional securities on U.S. exchanges in the future. Even if such permission is obtained, it is uncertain whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors in the United States and result in a material adverse change to our business operations, and damage our reputation, and therefore causing the value of our ADSs to significantly decline or lose their value.

The PRC government has recently taken various legislative initiatives in the area of data security and to address market monopoly concerns. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022 and provide that (i) critical information infrastructures operators, or CIIOs, must evaluate potential risks that the deployment of any products and services will have on national security prior to the procurement of such products and services, and must apply for a cybersecurity review if such products and services affect or may affect national security, and “online platform operators” must apply for a cybersecurity review if any of their data processing activities affects or may affect national security, and (ii) if an “online platform operator” that is in possession of personal data of more than one million users intends to list its securities on a foreign stock exchange, it must apply for a cybersecurity review. However, the measures have not clarified if any follow-on offering of ADSs by us will be regulated as a “listing shares on a foreign stock exchange” or whether public companies already listed overseas would be subject to regular cybersecurity reviews. In addition, the NDRC, the SAMR and the CAC, among others, jointly issued the Platform Economy Opinions, which embodies legislative and regulatory anti-monopoly initiatives in relation to the “platform economy.” The Platform Economy Opinions focuses on the following aspects of the platform economy: formulation and promulgation of regulations on the prohibition of unfair online anti-competitive activities; future issuance of detailed rules applicable to data processing activities conducted by online platform enterprises; the formulation of regulations on pricing; the investigation on monopoly and unfair competition activities; and the enforcement against monopolistic agreements, abuse of dominant market position and unlawful market concentration. During the reporting period of this annual report, we have not received from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities, any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters. We do not believe the abovementioned rules have a material impact on our capacity to operate our business in the ordinary course, obtain foreign investment, or maintain our listing overseas. To the extent any current regulation or policy promulgated by the CAC applies to us, we believe we are in full compliance. Up to now, we have not received any notices from the CAC, the Ministry of Public Security or its local counterparts that the company is a critical information infrastructures operator. Based on the advice of counsel provided by Beijing Haiwen Law Firm upon which we have relied, we do not believe that we are subject to the review of, nor require the approval of, the CAC at this time. We can provide no assurance, however, that the CAC will not take a different position, or other regulations and policies that may be issued in the future and their implementation may further require the company to comply with stricter compliance conditions, adjust the company’s business operation mode and business plan, or have a significant impact on our ability to accept foreign investment or maintain its listing in the United States or other overseas markets.

In light of the dynamic nature of the Chinese economy and the continuing development of the PRC legal system, the PRC authorities may promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general. Certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process. However, we cannot assure you that the rules or policies finally adopted will not adversely affect our business operations. The new regulations and policies or the amendment of current ones may at times only afford a short period for transition or adjustment, and may influence the implementation of our established business plans and operation strategies. They may also subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely affect our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to environmental protection and carbon emissions, which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operational efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, there may be a material change in our operations and the value of our ADSs.

The occurrence of any, some or all of the legal and operational risks described above and discussed under the heading “Risks Related to Doing Business in China” under Item 3.C of this Annual Report could cause the value of our securities to significantly decline or lose their value.

Commission-Identified Issuer

The PCAOB issued a HFCA Act Determination Report to the SEC on December 16, 2021, notifying the SEC of its determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in China because of a position taken by one or more authorities in China (the “PCAOB PRC Determination”). Our auditor is subject to the PCAOB PRC Determination. As a result, our ADSs may be delisted or prohibited from trading in the over-the-counter trading market in the United States under the HFCA Act, the occurrence or threatened occurrence of which may materially affect the value of our securities.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. These rules apply to certain registrants, or the Commission-Identified Issuers, that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Because our auditor is subject to the PCAOB PRC Determination, we have been identified as a Commission-Identified Issuer for the fiscal year ended December 31, 2021.

Under the final rules enacted by the SEC pursuant to the HFCA Act, Commission-Identified Issuer securities will be delisted and/or have a trading halt imposed as soon as practicable after it is conclusively classified as a Commission-Identified Issuer for three consecutive years. However, on June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. Furthermore, the SEC may propose additional rules or guidance that could impose more stringent disclosure requirements or more unfavorable delisting and/or trading prohibition timeline under the HFCA Act regime.

As stated above, our auditor is subject to the PCAOB PRC Determination and as a result we are classified as a “Commission-Identified Issuer.” Therefore, investors may lose confidence in our financial statements and reporting, the price of our securities may be adversely affected and our securities could be delisted or prohibited from being traded over-the-counter under the HFCA Act. Further, uncertainties relating to potential legislative changes in this area could cause the market price of our ADSs to be materially affected and our securities to be delisted or prohibited from trading earlier than the timeframe that is currently provided under the HFCA Act. In the event of the delisting of our securities or the prohibition of our securities from trading, investors in our ADS will need to dispose of their ADSs or exchange their ADSs for our H shares on applicable terms and conditions and may suffer significant loss on their investment. If any investor fails to exchange any of our ADSs for our H Shares for any reason, such ADSs may significantly decline in value or lose their value due to their loss of liquidity on the NYSE.

Transfer of Cash through Our Organization

Sinopec Shanghai Petrochemical Co Ltd, is a joint stock limited company incorporated in China, and operates its business in China in accordance with the scope of business as set forth in its articles of association. The Company directly and indirectly owns equity interests in its PRC subsidiaries, and there is no variable interest entity within the group. All cash flows among the Company, the parent company and the subsidiaries represent equity contributions, dividends and distributions, loans and other cash flow items underlying business activities made during the ordinary course of their business.

The Company is not a holding company established solely to hold equity interest in its operating subsidiaries but an operating company and independently generates revenue from its business operations. The Company is not solely relying on dividends and distributions declared and paid by its subsidiaries to satisfy its needs of funding. Having considered the status of its business operation and financial management, the Company has established a centralized treasury system within the group with the aim to effectively coordinate the fund and budget management at group level based on consolidated funding and budgeting regime, for the purpose of maintaining a sufficient cash reserve for the Company while optimizing funding management efficiently. As of December 31, 2021, the Company directly owns more than 90% of total consolidated assets and more than 95% of the consolidated cash and cash equivalents of the group. For the year ended December 31, 2021, the Company directly generated more than 85% of the total consolidated revenue of the group. Therefore, the Company can continue to generate sufficient funding for its business operations. On the other hand, the day-to-day sales from the Company’s business include inter-segment sales in the ordinary course of business, which are eliminated during the preparation of its consolidated financial statements and therefore will not be reflected under the line items of its consolidated revenues. As a result, the Company believes the preparation of cash flow and transfer of assets between the company and its subsidiaries is not meaningful to investors.

As disclosed on pages 28 to 29 of the Form 20-F, our parent company, China Petroleum & Chemical Corporation (“Sinopec Corp.”) is the largest integrated petroleum company in China. Any cash flow and transfer of assets between our company and our parent company mainly involves (1) distribution of dividends based on shareholding and (2) funds transfer in the normal course of business. As disclosed on page 4 of the Form 20-F, our parent company has from time to time provided a variety of services to us, including the supply of raw materials, product distribution and sales agency, project design and installment service, petrochemical industry related insurance and financial services. We also sell oil and petrochemical products to Sinopec Corp. and its affiliates. These businesses are carried out on normal commercial terms and are in compliance with the relevant regulatory requirements in all material respects, and therefore the corresponding fund flows are not subject to any additional restrictions. Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures have been separately disclosed in Note 33 Related-party transactions of Item 17. Financial Statements.

The current foreign exchange regulations have significantly reduced the government’s foreign exchange control over transactions under the current account, including trade, services and dividend payments involving foreign exchange transactions. Foreign exchange transactions under capital account (including payment of principal of foreign currency debt) are still subject to strict foreign exchange control and need to be approved by the State Administration of foreign exchange. Such restrictions may affect the company’s ability to obtain foreign exchange through debt or equity financing. The Chinese government has publicly announced its plan for the free convertibility of RMB in the future. However, the company cannot predict whether the government will continue to adopt the current foreign exchange management system and when it will allow the free convertibility of RMB. The company’s income denominated in foreign currency and the exchange of RMB to foreign currency are the main sources of the company’s foreign currency funds. Up to now, the company’s currency exchange has not been significantly restricted, and the company’s ability to carry out daily operations, dividend payment and investment plans has not been significantly affected; The foreign currency currently held by the company is also sufficient to meet the needs of performing the financial obligations denominated in foreign currency. If the company is subject to more stringent foreign exchange control measures in the future, and therefore cannot obtain the required foreign currency through exchange in time, the company’s ability to pay financial obligations denominated in foreign currency according to the business plan may be significantly affected. In the case that the company cannot further obtain sufficient foreign currency funds, the company may therefore breach some foreign-related agreements and fail to pay dividends according to the plan, Or unable to further carry out overseas business and investment activities.

Dividend Distribution Policy

According to the articles of association, our board of directors will determine the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year shall be subject to shareholders’ approval. The board may declare interim and special dividends at any time under general authorization by a shareholders’ ordinary resolution. A decision to declare or to pay any dividends in the future and the amount of any dividends will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may determine to be important.

For holders of our H shares, cash dividend payments, if any, shall be declared by our board of directors in Renminbi and paid in Hong Kong dollars. The depositary will convert the Hong Kong dollar dividend payments and distribute them to holders of ADSs in US dollars, less expenses of conversion.

The Company may distribute dividends in the following forms: cash, shares or other forms provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution. The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty percent of the net profit of the Company in the current year. Dividends in the form of shares will be distributed to the depositary and, except as otherwise described in the Deposit Agreement, will be distributed by the depositary in the form of additional ADSs, to holders of ADSs. The Company will be required to, pursuant to applicable PRC laws and regulations, withhold 10-20% dividend tax (based on the status of the shareholder) for dividends paid to holders of H shares (including ADSs representing such H shares), and make filing pursuant to applicable foreign exchange control procedures for the payment of such dividends. In addition, ADS holders will be required to pay applicable service fees in relation to the distribution of cash dividends pursuant to the Deposit Agreement for the Company’s American Depositary Shares.

In addition, foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of SAFE. While we have not been denied of our applications for foreign exchange for the payment of our dividends, we cannot rule out the possibility that such control and limitation could affect our ability to obtain foreign exchange to pay cash dividends declared on our H shares (including ADSs representing our H shares). Consequently, we cannot assure that foreign investors’ investment will not be subject to foreign exchange payment risks as a result of these foreign exchange control measures. See “Legal, Regulatory or Political Risk Factors—If the Chinese government changes current regulations that allow us to make payments in foreign currencies, we may be unable to obtain the foreign currency necessary for our business.”

Since the Company’s shares were listed in Hong Kong and the U.S. in 1993, the Company has distributed dividends to its shareholders over 25 times, and has never experienced any restrictions.

During the reporting period of this annual report, the company used its own funds to distribute a final dividend of RMB 0.1 per share (tax included). For the financial year ended December 31, 2021, dividends of RMB 0.1 per share (tax included) were distributed throughout the year. For H-share holders, cash dividends are declared in Renminbi and paid in Hong Kong dollars. After receiving dividends in Hong Kong dollars, the depositary bank converts them into US dollars for distribution to holders of ADS.

According to the relevant laws and regulations of China, the company shall withhold and pay 10% of the dividend tax when distributing dividends to the ADS holders who are paid through the depositary bank. In addition, the ADS holders shall bear the service fees related to cash dividend distribution in accordance with the deposit agreement. In 2021, each ADR (equal to 100 H shares) received a dividend of US $1.56. After deducting the 10% dividend tax withheld and the deposit bank’s distribution fee of US $0.21/ADS for each dividend, the ADS holders actually received US $1.35/ADS. In 2021, the aggregate dividend paid to the ADS holders through the depositary bank was about US $436.32m.

Permits and Approvals

We are required to obtain permits and approvals for the operation of our business pursuant to applicable PRC laws, regulation and industrial policies. The following chart sets forth our current licenses, allowing us to operate our business in certain places and industries:

License	Underlying Business/Activities	Competent/Approving Authority
Port Operation License	Providing wharf facilities, storage, etc. for ships	Authorities of transportation

Newspaper Publishing License	Newspaper publishing	Authorities of press and publication

Power Business License	Engaging in power business	Authorities of energy management

Water-taking License	Using water resource	Authorities of water management

Radiation Safety License	Using specific radioactive sources	Authorities of environment protection management

Pollutant discharge License	Discharging pollutants into the environment	Authorities of ecological environment management

Work Safety License	Safe production activities	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Management and its counterparts)

Safety Production License for Hazardous Chemicals	Production of hazardous chemicals	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Management and its counterparts)

National Industrial Product Production License	Industrial product production	Authorities of quality and technology management

Mobile Pressure Vessel Filling License	Low pressure liquefied gas filling	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Management and its counterparts)

Shanghai Port Shoreline use License	Using shoreline	Authorities of port management

We have obtained all approvals and permits that are material for our business operations under the PRC laws and regulations, and we have not been subject to any material administrative penalties from the PRC regulatory authorities nor have any permissions or approvals ever been denied. However, we cannot rule out the possibility of new requirements for approvals and permits in the future. If we fail to obtain relevant approvals and permits in time, our business operations of may be adversely affected. In addition, pursuant to the Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares promulgated in 1994, currently in effect, as a PRC company with equity securities listed in the PRC and the U.S., we are required to obtain the prior approval of the China Securities Regulatory Commission (the “CSRC”) for any public offering of equity securities to foreign investors. In addition, we may be subject to legal liabilities under the PRC Securities Law if our offering or the trading of our securities overseas is deemed to “disrupt the order of PRC domestic market and harm legitimate rights and interests of PRC domestic investors”. We have received from the CSRC the approval for our public offerings of equity securities in the past. We are required to continue to comply with the provisions of the PRC Securities Law and we remain subject to the supervision of the PRC regulatory authorities. However, we cannot assure you that we can timely receive such approval if we wish to make any new equity offerings in the future.

If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial condition and result of operations, or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that PRC authorities will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability of financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas.

Pursuant to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued by the CSRC on December 24, 2021, collectively, the Overseas Listing Rules, the abovementioned Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares will be replaced upon the effectiveness of the Overseas Listing Rules. The Overseas Listing Rules provides that our overseas refinancing activities may be subject to a filing process within three business days after their completion. However, it is uncertain when and in what form the Overseas Listing Rules will be enacted. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operations, and we cannot assure you that there will not be material negative impacts on our financial condition and results of operations, or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that PRC authorities will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation, fines, limitations on our ability of financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.